2023 Annual Consolidated Reports

DV, DHI and DVC

2023

Basis of Preparation

This report is prepared solely for the confidential use of DV, DHI and DVC. In the preparation of this report Doorvest Inc. has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Doorvest Inc. neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

PROFIT & LOSS

PROFIT & LOSS	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Revenue				
Real Estate Sales	$13,586,144	$7,980,214	$0	$21,566,358
Rental Income	$118,162	$24,960	$0	$143,122
Reservation Fee	$0	$144,917	$0	$144,917
Extended Rent Guarantee	$0	$19,500	$0	$19,500
Mortgage Referral Fees	$0	$43,500	$0	$43,500
Other Revenues	$1,650	$46,554	$0	$48,204
Late Fees	$0	$0	$53,849	$53,849
NSF Fees	$0	$0	$3,660	$3,660
Admin Fees	$0	$0	$5,500	$5,500
Turnover Fee	$0	$0	$18,450	$18,450
Assignment Fee Income	$10,695	$0	$0	$10,695
Marketplace Assignment Fee	$0	$41,405	$0	$41,405
Property Management	$0	$0	$400,300	$400,300
Total Revenue	**$13,716,651**	**$8,301,050**	**$481,759**	**$22,499,461**
Cost of Sales				
COST OF GOODS SOLD				
Auto Expenses - COGS	$16,277	$0	$0	$16,277
Origination & Point Costs	$0	$15,176	$0	$15,176
Purchase of Appliances	$5,682	$0	$0	$5,682
Purchase Price	$9,067,700	$6,028,433	$0	$15,096,133
Purchase Transaction Cost	$220,296	$162,352	$0	$382,648
Rehab Costs	$2,546,080	$690,333	$0	$3,236,412
Selling Expenses	$107,389	$61,913	$0	$169,302
Reservation Fees	$4,500	$0	$0	$4,500
Cost of Assignment/Commission Fees	$266,330	$137,150	$0	$403,480
Total COST OF GOODS SOLD	**$12,234,253**	**$7,095,357**	**$0**	**$19,329,610**
HOLDING COSTS				
Financing/Interest costs	$668,400	$281,967	$0	$950,367
HOA	$6,086	$1,815	$835	$8,736
Home Warranties	$0	$25,850	$0	$25,850

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Insurance	$51,174	$15,999	$0	$67,173
Job Supplies	$0	$5,438	$0	$5,438
Management/Lease Fees	$12,818	$1,545	$0	$14,363
Property Tax	$83,891	$42,672	$0	$126,562
Repairs & Maintenance	$3,616	$8,820	$0	$12,436
Utilities	$0	$213,608	$0	$213,608
Total HOLDING COSTS	**$825,985**	**$597,713**	**$835**	**$1,424,533**
Total Cost of Sales	**$13,060,238**	**$7,693,070**	**$835**	**$20,754,143**
Gross Profit	**$656,413**	**$607,980**	**$480,924**	**$1,745,318**
Expenses				
HOLDING COSTS FOR PROJECTS				
Job Supplies	$0	$0	$8,991	$8,991
Utilities	$0	$0	$3,561	$3,561
Total HOLDING COSTS FOR PROJECTS	**$0**	**$0**	**$12,551**	**$12,551**
PROPERTY MANAGEMENT				
Leasing-Listing Fees	$0	$0	$87,447	$87,447
Property Marketing	$0	$0	$105,058	$105,058
Pest Control	$0	$0	$1,541	$1,541
Rent Guarantee Payments to Homeowners	$0	$0	$1,217,754	$1,217,754
Rent Guarantee-Reimbursements	$0	$0	($93,700)	($93,700)
Repairs & Maintenance	$0	$0	$1,701,197	$1,701,197
Maintenance Credits to Homeowners	$0	$0	$36,435	$36,435
Eviction filing Fees	$0	$0	$80,605	$80,605
Eviction filing fees-Reimbursement	$0	$0	($8,707)	($8,707)
Cash for Keys	$0	$0	$4,000	$4,000
Total PROPERTY MANAGEMENT	**$0**	**$0**	**$3,131,630**	**$3,131,630**
PERSONNEL EXPENSES				
Dental Insurance	$0	$19,934	$0	$19,934
Employee Fringe Benefits	$0	$170	$0	$170
Guideline Trad (401K)	$0	$130,211	$0	$130,211
Health Savings Account	$0	$9,675	$0	$9,675
LIFE Insurance	$0	$1,537	$0	$1,537
LTD/STD Insurance	$0	$8,696	$0	$8,696
Medical Insurance	$0	$132,193	$0	$132,193
Offshore Contractors	$0	$286,147	$0	$286,147
Payroll Tax	$0	$237,338	$0	$237,338

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Vision Insurance	$0	$3,326	$0	$3,326
Wages & Salaries	$0	$2,996,116	$0	$2,996,116
Total PERSONNEL EXPENSES	**$0**	**$3,825,343**	**$0**	**$3,825,343**
GENERAL & ADMINISTRATIVE EXPENSES				
Acquisition Software	$0	$100,052	$0	$100,052
Acquisitions Due Diligence	$0	$554	$0	$554
Auto Expenses	$0	$61	$0	$61
Bank Charges & Fees	$1,388	$13,615	$711	$15,714
Communication services	$0	$2,101	$0	$2,101
Contractors	$0	$237,188	$0	$237,188
Dues & subscriptions	$3,075	$54,209	$25,623	$82,907
Entertainment	$0	$395	$0	$395
Gifts	$0	$3,090	$0	$3,090
Insurance-Business	$0	$22,371	$3,318	$25,689
Legal & Professional Services	$0	$5,154	$0	$5,154
Legal Consulting Fees	$0	$175,325	$1,160	$176,485
License & Permit Fees	$0	$0	$12,976	$12,976
Licenses & Permit	$0	$193	$0	$193
Meals (100%)	$0	$29,498	$0	$29,498
Miscelaneous	$0	$9	$0	$9
Notary Fees	$0	$23,452	$0	$23,452
PayPal Fees	$0	$15	$0	$15
Payroll Processing fees	$0	$18,606	$0	$18,606
Product Software	$0	$38,146	$0	$38,146
Productivity Software	$0	$69,236	$3,395	$72,631
Professional services	$33,321	$15,523	$0	$48,843
PSC Interest Expense (Loan Origination & Legal Fee	$62,500	$0	$0	$62,500
Recruiting Expenses	$0	$5,660	$0	$5,660
Renovations Software	$0	$44,768	$0	$44,768
Shipping/Postages	$0	$1,022	$0	$1,022
State Tax	$0	$0	$300	$300
State/Franchise Fees	$0	$49,236	$0	$49,236
Taxes-State/Franchise Fees	$300	$0	$0	$300
Training and development	$0	$76	$0	$76
Travel	$0	$24,524	$1,551	$26,075
Corporate Events	$0	$1,720	$0	$1,720

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Office Supplies	$0	$12,765	$850	$13,615
Accounting & Tax Fees	$13,487	$27,191	$50,925	$91,603
Home Inspections	$0	$9,242	$0	$9,242
Total GENERAL & ADMINISTRATIVE EXPENSES	**$114,070**	**$984,997**	**$100,808**	**$1,199,875**
SALES & MARKETING EXPENSES				
Advertising & Marketing	$0	$22,842	$0	$22,842
Commissions and Fees	$0	$930	$0	$930
Marketing - Direct Buy	$0	$7,500	$0	$7,500
Paid Ads	$0	$63,864	$0	$63,864
Sales Promotions	$85,307	$61,045	$0	$146,352
Social Media	$0	$5,000	$0	$5,000
Total SALES & MARKETING EXPENSES	**$85,307**	**$161,182**	**$0**	**$246,490**
Interest Expense (Loan Origination & Legal Fees)	$0	$502,329	$0	$502,329
Leasing - Landscaping	$0	$0	$13,715	$13,715
Legal & Professional Fees	$0	$0	$11,570	$11,570
Office Lease	$0	$102,396	$0	$102,396
Office Utilities	$0	$13,404	$0	$13,404
Repairs -Reimbursements	$0	$0	($864,504)	($864,504)
Workers' compensation insurance	$0	$8,331	$0	$8,331
Total Expenses	**$199,378**	**$5,597,982**	**$2,405,771**	**$8,203,131**
Operating Profit	**$457,036**	**($4,990,002)**	**($1,924,847)**	**($6,457,813)**
Other Income				
Interest Income	$0	$12,959	$0	$12,959
PayPal Sales	$0	$500	$0	$500
Dividend Income	$20,381	$46,653	$0	$67,034
Lease Commission	$0	$0	$3,545	$3,545
OZ Fund Transaction Fee Income	$0	$24,222	$0	$24,222
Other Expenses				
Interest Payable	$0	$556	$0	$556
Earnings Before Interest & Tax	**$477,417**	**($4,906,224)**	**($1,921,302)**	**($6,350,109)**
Interest Income				
Interest Income	$196	$0	$0	$196
Earnings Before Tax	**$477,612**	**($4,906,224)**	**($1,921,302)**	**($6,349,913)**
Net Income	**$477,612**	**($4,906,224)**	**($1,921,302)**	**($6,349,913)**

BALANCE SHEET

BALANCE SHEET	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
ASSETS				
Cash & Equivalents				
Unrestricted Cash				
DV-Mer6519	$0	$215,276	$0	$215,276
Mer3140	$0	$0	$0	$0
Mer3091-Operating	$0	$0	$32,322	$32,322
DV-SVB CK6380	$0	$100	$0	$100
Escrow Clearing Account	$0	$212,359	$0	$212,359
SVB CK5279	$686	$0	$0	$686
Mercury CK9902	$575,778	$0	$0	$575,778
DV-First Republic - 0566	$0	$1,805	$0	$1,805
DVH Treasury - Mercury	$64,658	$0	$0	$64,658
DV-Money Market Apex81S	$0	$12,971	$0	$12,971
DV-Brex2069	$0	$282,368	$0	$282,368
Total Unrestricted Cash	**$641,121**	**$724,879**	**$32,323**	**$1,398,323**
Restricted Cash				
Bill Pay Clearing Account	$0	$0	$0	$0
Mer3807-Rent -Closed 06/2024	$0	$0	$36,875	$36,875
Mer9709-SD-Closed 06/2024	$0	$0	$14,769	$14,769
Total Restricted Cash	**$0**	**$0**	**$51,644**	**$51,644**
DV-MMApex81V	$0	$263,825	$0	$263,825
Total Cash & Equivalents	**$641,121**	**$988,704**	**$83,967**	**$1,713,792**
Accounts Receivable				
Accounts Receivable (A/R)	$2,278	$12,000	$187,548	$201,826
Inventory				
Appliances	$0	$1,937	$0	$1,937
Inventory-Purchase Price	$0	$4,826,045	$0	$4,826,045
Inventory-Purchase Transaction Cost	$0	$127,991	$0	$127,991
Inventory-Rehab Cost	$0	$272,022	$0	$272,022
Inventory-Holding Costs - Financing/Interest	$0	$44,080	$0	$44,080
Inventory-Holding Costs - HOA	$0	$2,659	$0	$2,659

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Inventory-Holding Costs - Insurance	$0	$14,966	$0	$14,966
Inventory-Holding Costs - Property Tax	$0	($31,369)	$0	($31,369)
Inventory Asset-EM	$0	$148,324	$0	$148,324
Inventory - Home Inspections	$0	$480	$0	$480
Inventory-Loan/Finance Costs	$0	$50,035	$0	$50,035
Total Inventory	**$0**	**$5,457,171**	**$0**	**$5,457,171**
Other Current Assets				
Investments in Subsidiaries				
Doorvest QOF I	$0	$30,284	$0	$30,284
Origination/Point Cost	$75,000	$133,632	$0	$208,632
Prepaid Insurance	$0	$24,646	$0	$24,646
R&D Credit Deferred Tax Asset	$0	$72,381	$0	$72,381
Security Deposit	$0	$29,073	$0	$29,073
Undeposited Funds	$0	$8,353	$4,217	$12,570
Retainer Fees	$0	$14,000	$0	$14,000
Prepaid Expenses	$0	$4,438	$0	$4,438
Deposits on File	$22,650	$0	$0	$22,650
Rent in Trust Clearing Account	$0	$1,500	$0	$1,500
Stripe Clearing Refunds - Acodei	$0	($1,500)	$0	($1,500)
State GA-Trust Fund2303	$0	$0	$73,802	$73,802
State OK-Trust Fund2346	$0	$0	$37,853	$37,853
State TX-TrustFund2370	$0	$0	$555,022	$555,022
Installment Incomes	$0	$0	$6,553	$6,553
Debt Service Reserved Fund	$0	$22,224	$0	$22,224
DV Boost Clearing Account	$599,636	$0	$0	$599,636
Purchase Clearing Account	$0	$56,290	$0	$56,290
Assignment/Commission Fees	$0	$126,241	$0	$126,241
Total Other Current Assets	**$697,286**	**$521,561**	**$677,447**	**$1,896,294**
Total Current Assets	**$1,340,685**	**$6,979,436**	**$948,962**	**$9,269,083**
Fixed Assets				
Accumulated Depreciation	$0	($76,081)	$0	($76,081)
Office Equipments	$0	$89,099	$0	$89,099
Asset- Product Software	$0	$4,250	$0	$4,250
Total Fixed Assets	**$0**	**$17,268**	**$0**	**$17,268**
Total Non-Current Assets	**$0**	**$17,268**	**$0**	**$17,268**
Total Assets	**$1,340,685**	**$6,996,704**	**$948,962**	**$9,286,351**

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
LIABILITIES				
Short Term Debt				
RampCard	$0	$43,404	$9,940	$53,344
Ramp Flex	$0	$16,043	$0	$16,043
Total Short Term Debt	**$0**	**$59,447**	**$9,940**	**$69,387**
Accounts Payable				
Accounts Payable (A/P)	$1,123	$171,158	$425,183	$597,463
Other Current Liabilities				
Deferred Revenue	$409,406	$0	$156,670	$566,075
Customer Deposits	$0	$149,107	$0	$149,107
Employer Liabilities for 401K Plans	$0	$28,787	$0	$28,787
Employer Liabilities for Health Benefit	$0	($96,011)	$0	($96,011)
Notes Payable	$0	$5,203,443	$0	$5,203,443
Construction Draw Holdback	$0	($597,044)	$0	($597,044)
Additional Boost Liability	$0	$21,280	$0	$21,280
DV Boost Liability	$599,636	$0	$0	$599,636
Loan Payable	$0	$45,000	$0	$45,000
Total Other Current Liabilities	**$1,009,042**	**$4,754,562**	**$156,670**	**$5,920,274**
Total Current Liabilities	**$1,010,164**	**$4,985,167**	**$591,793**	**$6,587,124**
Other Non-Current Liabilities				
Rent Liabilities Payable	$0	$0	$81,725	$81,725
Security Deposit Payable	$0	$2,275	$54,722	$56,997
Property Owner Contribution	$0	$0	$8,734	$8,734
Rent Collected	$0	$0	$20,925	$20,925
Uncategorized Funds	$0	$11,580	$0	$11,580
Trust Fund Payable	$0	$0	$649,716	$649,716
Deferred Revenue	$0	$29,792	$0	$29,792
Maintenance Credits Payable	$0	$0	$34,412	$34,412
Non refundable deposit	$0	$25,770	$0	$25,770
Total Other Non-Current Liabilities	**$0**	**$69,417**	**$850,232**	**$919,649**
Total Non-Current Liabilities	**$0**	**$69,417**	**$850,232**	**$919,649**
Total Liabilities	**$1,010,164**	**$5,054,583**	**$1,442,025**	**$7,506,773**
EQUITY				

	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
Retained Earnings				
Opening Balance Equity	$0	$28,420	$0	$28,420
Retained Earnings	($671,952)	($11,883,954)	($1,921,721)	($14,477,627)
Total Retained Earnings	**($671,952)**	**($11,855,534)**	**($1,921,721)**	**($14,449,207)**
Current Earnings				
Net Income	$477,612	($4,906,224)	($1,921,302)	($6,349,913)
Other Equity				
Shareholder's Capital	$0	$23,427,047	$0	$23,427,047
Additional Paid In Capital	$0	($96,275)	$0	($96,275)
Unrealized gain or loss	$0	($1,247)	$0	($1,247)
Total Other Equity	**$0**	**$23,329,525**	**$0**	**$23,329,525**
Total Equity	**($194,340)**	**$6,567,767**	**($3,843,023)**	**$2,530,405**
Total Liabilities & Equity	**$815,825**	**$11,622,350**	**($2,400,997)**	**$10,037,178**

CASH FLOW STATEMENT

CASH FLOW STATEMENT	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total
OPERATING ACTIVITIES				
Net Income	$477,612	($4,906,224)	($1,921,302)	($6,349,913)
Change in Accounts Payable	($418,907)	$29,755	$235,880	($153,271)
Change in Other Current Liabilities	($14,537,710)	$4,374,427	$156,670	($10,006,613)
Change in Accounts Receivable	$6,886	$129,033	($176,581)	($40,661)
Change in Inventory	$6,614,685	($5,013,843)	$0	$1,600,842
Change in Other Current Assets	($496,142)	$296,043	($677,447)	($877,547)
Cash Flow from Operating Activities	**($8,353,574)**	**($5,090,809)**	**($2,382,779)**	**($15,827,163)**
INVESTING ACTIVITIES				
Change in Fixed Assets (ex. Depn and Amort)	$0	($945)	$0	($945)
Cash Flow from Investing Activities	**$0**	**($945)**	**$0**	**($945)**
FINANCING ACTIVITIES				
Change in Other Equity	$0	$693,527	$0	$693,527
Change in unbalanced Balance Sheet	($3,745,130)	$1,365,973	$1,615,765	($763,392)
Change in Short Term Debt	$0	$12,629	$7,910	$20,539
Change in Other Non-Current Liabilities	$0	$57,837	$150,660	$208,496
Cash Flow from Financing Activities	**($3,745,130)**	**$2,129,964**	**$1,774,335**	**$159,169**
Change in Cash & Equivalents	**($12,098,705)**	**($2,961,790)**	**($608,444)**	**($15,668,939)**
Cash & Equivalents, Opening Balance	$12,739,826	$3,950,495	$692,411	$17,382,732
Cash & Equivalents, Closing Balance	$641,121	$988,704	$83,967	$1,713,792

Doorvest Inc.
Statement of Changes in Equity

2023 Components	Doorvest Holdings I LLC	Doorvest Inc.	DV Communities LLC	Total Before Eliminations	Consolidated Total
Opening Balance at 1 January 2023					
Opening Balance Equity	$0	$28,420	$0	$28,420	$28,420
Retained Earnings	($671,952)	($11,883,954)	($1,921,721)	($14,477,627)	($14,477,627)
Shareholder's Capital	$0	$23,427,047	$0	$23,427,047	$23,427,047
Additional Paid In Capital	$0	($96,275)	$0	($96,275)	($96,275)
Unrealized Gain or Loss	$0	($1,247)	$0	($1,247)	($1,247)
Total Opening Balance	($671,952)	$11,473,991	($1,921,721)	$8,880,318	$8,880,318
Changes in Equity for 2023					
Net Income for the Year	$477,612	($4,906,224)	($1,921,302)	($6,349,913)	($6,349,913)
Closing Balance at 31 December 2023	($194,340)	$6,567,767	($3,843,023)	$2,530,405	$2,530,405

Doorvest Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Doorvest Inc. (the "Company") is a corporation organized in July 26, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.